                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                      FORM 11-K


                                    ANNUAL REPORT
                           PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

(Mark One)
/X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934 [FEE REQUIRED]
    FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                          OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]


                            COMMISSION FILE NUMBER 0-12207


                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN
                               (Full title of the Plan)


                                  PEGASUS GOLD INC.
             (Name of issuer of the securities held pursuant to the Plan)


                          601 WEST FIRST AVENUE, SUITE 1500
                              SPOKANE, WASHINGTON 99204
                       (Address of principal executive office)

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN
                            FORM 11-K - DECEMBER 31, 1996

                          FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:

    Report of Independent Accountants

    Statements of Net Assets Available for Benefits at December 31, 1996, and 1995

    Statements of Changes in Net Assets Available for
    Benefits for the year ended December 31, 1996

    Notes to Financial Statements

Schedules I, II, and III are omitted, since all required information is included in Notes 6, 8, and 9 to the Financial Statements included herein.

(b) Exhibits:

    Consent of Independent Public Accountants for incorporation by reference of their opinion in Form S-8.

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                                  -----------------



                                 FINANCIAL STATEMENTS



                    FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                                  -----------------


                                       CONTENTS









                                                                     PAGES





Report of Independent Accountants. . . . . . . . . . . . . . . .         2


Financial Statements:


    Statements of Net Assets Available for Benefits
       as of December 31, 1996 and 1995. . . . . . . . . . . . .         3



    Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 1996  . . . . . . . . . .         4



    Notes to Financial Statements. . . . . . . . . . . . . . . .      5-15







Supplemental Schedules:


    Item 27a - Schedule of Assets Held for Investment
       Purposes as of December 31, 1996. . . . . . . . . . . . .        16



    Item 27d - Schedule of Reportable Transactions
       for the Year Ended December 31, 1996. . . . . . . . . . .        17

                          REPORT OF INDEPENDENT ACCOUNTANTS


Administrative Committee and Participants
Pegasus Gold Employee Savings Plan
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the Pegasus Gold Employee Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand LLP
    ---------------------

San Francisco, California
April 11, 1997

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                              DECEMBER 31, 1996 AND 1995

                                   ---------------



                                              ASSETS                   1996                  1995

Interest bearing cash and money market deposits                $      500,476         $     380,480
                                                                -------------         -------------

Investments, at fair value:
    Certificates of deposit                                             -                    63,325
    U.S. Government securities                                        771,430             1,205,735
    Collective trust                                                4,741,323             3,952,455
    Registered investment companies                                15,143,909            11,155,404
    Common stock of the Employer's parent company                     732,211             1,118,752
    Participant notes receivable                                    1,557,041             1,351,417
                                                                -------------         -------------

            Total investments                                      22,945,914            18,847,088
                                                                -------------         -------------

Contributions receivable:
    Employer                                                          109,199                70,183
    Participants                                                      264,222               263,306
                                                                -------------         -------------
            Total contributions receivable                            373,421               333,489
                                                                -------------         -------------
              Total assets                                         23,819,811            19,561,057
                                                                -------------         -------------

                                  LIABILITIES

Accrued liabilities                                                     1,307                 2,638
                                                                -------------         -------------
            Total liabilities                                           1,307                 2,638
                                                                -------------         -------------
              Net assets available for benefits                $   23,818,504         $  19,558,419
                                                                -------------         -------------
                                                                -------------         -------------



      The accompanying notes are an integral part of these financial statements.

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN

              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                         FOR THE YEAR ENDED DECEMBER 31, 1996

                                  ------------------




Additions to net assets attributed to:
Interest and dividend income                                                                    $  1,849,585

Net appreciation in fair value of investment funds                                                   618,171

Net depreciation in fair value of investment in common stock of the Employer's parent company
                                                                                                    (549,224)
                                                                                                -------------

                                                                                                   1,918,532
                                                                                                -------------

Contributions:
    Employer                                                                                         955,615
    Participants                                                                                   2,647,770
                                                                                                -------------

         Total contributions                                                                       3,603,385

Transfers in from other plans                                                                        229,841
                                                                                                -------------

         Total additions                                                                           5,751,758
                                                                                                -------------

Deductions from net assets attributed to:
    Benefits paid to participants                                                                  1,491,673
                                                                                                -------------

              Net increase                                                                         4,260,085

Net assets available for benefits:
    Beginning of year                                                                             19,558,419
                                                                                                -------------

    End of year                                                                                 $ 23,818,504
                                                                                                -------------
                                                                                                -------------



      The accompanying notes are an integral part of these financial statements.

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS

                                   ---------------

1.  DESCRIPTION OF PLAN:

    The following description of the Pegasus Gold Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    GENERAL:

    The Plan is a defined contribution profit sharing and salary reduction plan (under Internal Revenue Code Section 401(k)) covering all full-time employees of Pegasus Gold Corporation, its subsidiaries and affiliated companies (Employer) who have completed one-half year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

    The Plan is administered by the Employer, through a committee of four executive officers of the Employer who are trustees for the Plan (Administrative Committee). Merrill Lynch, Pierce, Fenner & Smith Inc. (Merrill Lynch) is the Plan's investment advisor and custodian of the Plan's investments.

    CONTRIBUTIONS:

    Participation is voluntary. Participating employees may make contributions of up to 12% of their annual gross compensation. During 1996, a participating employee's annual before-tax contribution was limited to $9,500. The Employer contributes an amount equal to 50% of the employee's before-tax contribution, up to a maximum of 3% of the employee's annual gross compensation. Participants may also contribute to the Plan amounts previously contributed to another qualified plan.

    The Employer may contribute additional amounts at its discretion; however, the annual total of the Employer's contribution and 50% of the employee's contribution cannot exceed the lesser of $30,000 or 25% of each employee's annual gross compensation. Forfeitures serve to reduce the Employer's contributions.

    Effective January 1, 1997, the Plan was amended to allow employees to contribute up to 15% of their annual gross compensation and to increase the employer's contribution to an amount equal to 75% of the employee's before-tax contribution, up to a maximum of 4.5% of the employee's annual gross compensation.

    Each participating employee may designate the percentage of their total contribution, including the Employer's matching portion, to be invested in the common stock of Pegasus Gold Inc., the Canadian parent company of Pegasus Gold Corporation, or in any of five other investment fund options. Participants may designate between the six investment options in increments of 5%.

                                      Continued

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS

                                   ---------------

1.  DESCRIPTION OF PLAN, continued:

    PARTICIPANT ACCOUNTS:

    Separate accounts are maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Employer's matching contribution. Unless otherwise specified, discretionary additional Employer contributions are allocated to each participant's account based on the ratio which that participant's compensation bears to the total compensation of all participants. Net earnings from investments, other than in common stock of the Employer's parent company, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the trust fund portion of that participant's account balance bears to the total of the trust fund portion of all participants' account balances. Net earnings from investment in common stock of the Employer's parent company, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the actual number of shares of such common stock included therein.

    Participants have the option of periodically converting the common stock portion of their account into one of the other investment fund options, or vice versa, at the current fair value of the stock.

    VESTING:

    The Plan offers full and immediate vesting of the employee contribution portion of each participant's account. Participants joining the Plan vest progressively in the Employer contribution portion of their account at the rate of 25% per ensuing year of service.

    PAYMENT OF BENEFITS:

    A participant's account balance may be withdrawn under any of the following circumstances:

    -    Attainment of age 59 1/2.

    - Retirement (allowed at the age of 55 if five years of service have been rendered, otherwise at the normal retirement age of 65).

    -    Death (vested account balance is paid to a designated beneficiary).

    -    Termination of employment.

    -    Permanent and total disability.

    Distribution of benefits will generally be in the form of a lump-sum cash payment. Participants may elect to receive the Pegasus Gold Inc. common stock portion of their account in either actual shares of stock or a cash payment equal to the current fair value of the stock. Participants or their beneficiaries may elect to maintain their accounts with the Plan even though such amounts may otherwise be withdrawn.

                                      Continued

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS

                                   ---------------

1.  DESCRIPTION OF PLAN, continued:

    PARTICIPANT NOTES RECEIVABLE:

    At the discretion of the Administrative Committee, participants who have been part of the Plan for at least one year may borrow from their account up to the lesser of 50% of their vested account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment fund from
    (to) the Participant Notes account. Interest on the loans is variable, based on the prime rate (8.25% at December 31, 1996) plus 2%. The loans have a repayment term of up to five years and are collateralized by the balance in the participant's account. Principal and interest are paid ratably through periodic payroll deductions.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    BASIS OF ACCOUNTING:

    The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

    ACCOUNTING ESTIMATES AND ASSUMPTIONS:

    The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

    INVESTMENT VALUATION AND INCOME RECOGNITION:

    The Plan's investments are stated at fair value. Shares and units in investment funds are valued at quoted market prices which represent the net asset value of the shares or units held by the Plan at year-end. The investment in Pegasus Gold Inc. common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                                      Continued

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS

                                   ---------------

2.  SIGNIFICANT ACCOUNTING POLICIES, continued:

    RISKS AND UNCERTAINTIES:

    The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

    PAYMENT OF BENEFITS:

    Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not been paid as of year-end are included in net assets available for benefits.

    RECLASSIFICATIONS:

    Certain reclassifications have been made to the 1995 financial statements to conform to the 1996 presentation with no effect on net assets available for benefits as previously reported.

3.  RELATED PARTY TRANSACTIONS:

    Certain Plan investments are units in investment funds managed by Merrill Lynch. Merrill Lynch is the Plan's investment advisor and custodian and, therefore, these transactions qualify as party-in-interest transactions. Plan investments also include shares in Pegasus Gold, Inc., the parent company of the Employer, which also qualify as party-in-interest transactions.

4.  PLAN TERMINATION:

    Although the Employer has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA provisions. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

5.  TAX STATUS:

    The Internal Revenue Service has determined and informed the Employer by a letter dated February 5, 1993, that the Plan and related trust are designed in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code
    (IRC) and is therefore considered to be tax exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the

                                      Continued

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS

                                   ---------------

5.  TAX STATUS, continued:

    determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.  INVESTMENTS:

    Investments at December 31, 1996 and 1995, are comprised of the following:




                                                                   FAIR          NUMBER
                                                                   VALUE           OF           FAIR
                                                                  PER UNIT        UNITS         VALUE
                                                                  --------      ---------   ------------

         1996:

         Guaranteed Fund:
              Zero Coupon U.S. Treasury Bonds:
                   COGR Series 1                                   $0.9200         34,746   $     32,123
                   Coupon Treasury Shares                           0.9900        114,949        114,295
                   Treasury Strips                                  0.9800        637,306        625,012
                                                                                            ------------
                                                                                                 771,430
              Merrill Lynch Retirement Preservation Trust           1.0000      4,741,323      4,741,323
                                                                                            ------------
                                                                                               5,512,753
                                                                                            ------------
         Balanced Fund:
              Income Fund of America                               16.5200        246,413      4,070,737
                                                                                            ------------
         Moderate Risk Growth Fund:
              Oppenheimer Total Return Fund - Class A               9.7700        538,219      5,257,520
                                                                                            ------------
         International Growth Fund:
              Templeton Developing Markets Trust                   15.4000         34,691        534,245
              Templeton Foreign Fund                               10.3600        158,749      1,644,640
                                                                                            ------------
                                                                                               2,178,885
                                                                                            ------------
         Aggressive Growth Fund:
              Delaware Group Trend Fund                            15.8400        229,594      3,636,767
                                                                                            ------------
         Pegasus Stock Fund:
              Common stock held in Pegasus Gold Inc.                7.5600         96,830        732,211
                                                                                            ------------
         Participant notes receivable                               1.0000      1,557,041      1,557,041
                                                                                            ------------
                                                                                            $ 22,945,914
                                                                                            ------------
                                                                                            ------------



                                      Continued

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS

                                   ---------------

6.  INVESTMENTS, continued:



                                                                     FAIR        NUMBER
                                                                    VALUE          OF          FAIR
                                                                  PER UNIT        UNITS        VALUE
                                                                  --------     ----------   ------------
         1995:

         Guaranteed Fund:
              Certificates of deposit                              $1.0153         62,373    $    63,325

              Zero Coupon U.S. Treasury Bonds:
                   TIGR Series 19                                   0.9816          9,172          9,004
                   TIGR Series 23                                   0.9816         22,931         22,509
                   COGR Series 1                                    0.8822         34,855         30,751
                   COGR Series 1                                    0.9559        169,920        162,422
                   Coupon Treasury Shares                           0.9553        402,627        384,623
                   Treasury Strips                                  0.9329        639,322        596,426
                                                                                             -----------

                                                                                               1,205,735
              Merrill Lynch Retirement Preservation Trust           1.0000      3,952,455      3,952,455
                                                                                             -----------
                                                                                               5,221,515
                                                                                             -----------
         Balanced Fund:
              Income Fund of America                               15.8700        213,679      3,391,085
                                                                                             -----------
         Moderate Risk Growth Fund:
              Oppenheimer Total Return Fund - Class A               9.3500        417,556      3,904,149
                                                                                             -----------
         International Growth Fund:
              Templeton Developing Markets Trust                   13.0097         29,025        377,612
              Templeton Foreign Fund                                9.1798        123,989      1,138,199
                                                                                             -----------
                                                                                               1,515,811
                                                                                             -----------
         Aggressive Growth Fund:
              Delaware Group Trend Fund                            15.7899        148,472      2,344,359
                                                                                             -----------
         Pegasus Stock Fund:
              Common stock held in Pegasus Gold Inc.               13.8748         80,632      1,118,752
                                                                                             -----------
         Participant notes receivable                               1.0000      1,351,417      1,351,417
                                                                                             -----------
                                                                                             $18,847,088
                                                                                             -----------
                                                                                             -----------



                                      Continued

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS

                                   ---------------

6.  INVESTMENTS, continued:

    All earnings on the investment funds are credited to each fund monthly. These earnings include interest, dividends, and net appreciation (depreciation) in fair value. The Guaranteed Fund is a low-risk fund consisting primarily of high-quality fixed income investment vehicles. The Balanced Fund seeks reasonable income, and capital conservation and growth while maintaining a moderate level of risk by investing in equity, debt, and money market instruments. The objective of the Moderate Risk Growth Fund is total return through investment in common stocks and their equivalents. The International Growth Fund seeks long-term capital growth through investment in international company securities, primarily common stocks. The Aggressive Growth Fund seeks capital appreciation through investment in common stocks with a low market capitalization which may include over the counter issues and stock of higher risk companies.

7.  ADMINISTRATIVE EXPENSES:

    All costs associated with administering the Plan, totaling $84,334 and $63,429 in 1996 and 1995, respectively, are paid directly by Pegasus Gold Corporation.


                                      Continued

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS

                                   ---------------

8.  NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT TYPE:

    At December 31, 1996 and 1995, net assets available for benefits were held in the following participant-designated investment types:




                                                                                 MODERATE        INTER-
                                                                                   RISK         NATIONAL
                                                 GUARANTEED       BALANCED        GROWTH          GROWTH
                                                    FUND            FUND           FUND             FUND
                                                -----------    -----------    -----------    -----------
    DECEMBER 31, 1996:
             ASSETS

Interest bearing cash and money market deposits           -     $  273,767   $    197,696    $    28,798
                                                -----------    -----------    -----------    -----------
Investments, at fair value:
 U.S. Governent securities                       $  771,430             -              -              -
 Collective trust                                 4,741,323             -              -              -
 Registered investment companies                          -      4,070,737     5,257,520      2,178,885
 Common stock of the Employer's parent company            -              -              -              -
 Participant notes receivable                             -              -              -              -
                                                -----------    -----------    -----------    -----------
   Total investments                              5,512,753      4,070,737      5,257,520      2,178,885
                                                -----------    -----------    -----------    -----------
Contributions receivable:
 Employer                                            49,650          7,717         11,626         13,341
 Participants                                        66,732         35,765         56,292         24,662
                                                -----------    -----------    -----------    -----------
   Total contributions receivable                   116,382         43,482         67,918         38,003
                                                -----------    -----------    -----------    -----------
     Total assets                                 5,629,135      4,387,986      5,523,134      2,245,686
                                                -----------    -----------    -----------    -----------

            LIABILITIES

Accrued liabilities                                     703            171            217             86
                                                -----------    -----------    -----------    -----------
   Total liabilities                                    703            171            217             86
                                                -----------    -----------    -----------    -----------
     Net assets available for benefits          $ 5,628,432    $ 4,387,815    $ 5,522,917    $ 2,245,600
                                                -----------    -----------    -----------    -----------
                                                -----------    -----------    -----------    -----------


8. Net Assets Available for Benefits by Investment Type, continued:


                                                    Aggressive        Pegasus
                                                     Growth            Stock     Participant
                                                      Fund             Fund        Notes            Total
                                                   -----------    -----------    -----------    -----------
December 31, 1996:
   ASSETS

Interest bearing cash and money market deposits    $       200    $       15              -     $  500,476
                                                   -----------    -----------    -----------    -----------

Investments, at fair value:
 U.S. Government securities                                  -              -              -        771,430
 Collective trust                                            -              -              -      4,741,323
 Registered investment companies                     3,636,767              -              -     15,143,909
 Common stock of the Employer's parent company               -        732,211              -        732,211
 Participant notes receivable                                -              -    $ 1,557,041      1,557,041
                                                   -----------    -----------    -----------    -----------
   Total investments                                 3,636,767        732,211      1,577,041     22,945,914
                                                   -----------    -----------    -----------    -----------
Contributions receivable:
 Employer                                               26,153            712              -        109,199
 Participants                                           64,299         16,472              -        264,222
                                                   -----------    -----------    -----------    -----------
   Total contributions receivable                       90,452         17,184              -        373,421
                                                   -----------    -----------    -----------    -----------
     Total assets                                    3,727,419        749,410      1,577,041     23,819,811
                                                   -----------    -----------    -----------    -----------

       LIABILITIES

Accrued liabilities                                        130              -              -          1,307
                                                   -----------    -----------    -----------    -----------
   Total liabilities                                       130              -              -          1,307
                                                   -----------    -----------    -----------    -----------
     Net assets available for benefits             $ 3,727,289     $  749,410   $  1,577,041  $  23,818,504
                                                   -----------    -----------    -----------    -----------
                                                   -----------    -----------    -----------    -----------


                                      Continued

                                     PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                                      NOTES TO FINANCIAL STATEMENTS

                                            ---------------

8. NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT TYPE, continued:

                                                                                 MODERATE        INTER-
                                                                                   RISK         NATIONAL
                                                 GUARANTEED       BALANCED        GROWTH          GROWTH
                                                    FUND            FUND           FUND            FUND
                                                 ----------      ---------   ------------   -------------
DECEMBER 31, 1995:

   ASSETS
Interest bearing cash and money market deposits           -      $  87,673   $    260,582    $    31,593
                                                  ---------      ---------   ------------    -----------
Investments, at fair value:
 Certificates of deposit                          $  63,325              -              -              -
 U.S. Government securities                       1,205,735              -              -              -
 Collective trust                                 3,952,455              -              -              -
 Registered investment companies                          -      3,391,089      3,904,145      1,515,811
 Common stock of the Employer's parent company            -              -              -              -
 Participant notes receivable                             -              -              -              -
                                                  ---------      ---------   ------------    -----------
   Total investments                              5,221,515      3,391,089      3,904,145      1,515,811
                                                  ---------      ---------   ------------    -----------
Contributions receivable:
 Employer                                            18,037          7,653          8,757         13,036
 Participants                                        98,391         33,820         46,750         18,242
                                                  ---------      ---------   ------------    -----------
   Total contributions receivable                   116,428         41,473         55,507         31,278
                                                  ---------      ---------   ------------    -----------
     Total assets                                 5,337,943      3,520,235      4,220,234      1,578,682
                                                  ---------      ---------   ------------    -----------

       LIABILITIES

Accrued liabilities                                   1,126            433            517            169
                                                  ---------      ---------   ------------    -----------
   Total liabilities                                  1,126            433            517            169
                                                  ---------      ---------   ------------    -----------
     Net assets available for benefits         $  5,336,817    $ 3,519,802   $  4,219,717   $  1,578,513
                                                  ---------      ---------   ------------    -----------
                                                  ---------      ---------   ------------    -----------


8. Net Assets Available for Benefits by Investment Type, continued:


                                                     AGGRESSIVE        PEGASUS
                                                      GROWTH            STOCK     PARTICIPANT
                                                       FUND             FUND        NOTES            TOTal
                                                    -----------    -----------    -----------    -----------
December 31, 1995:
   ASSETS

Interest bearing cash and money market deposits     $       614        $    18              -  $    380,480
                                                    -----------    -----------    -----------    -----------

Investments, at fair value:
 Certificates of deposit                                      -              -              -        63,325
 U.S. Government securities                                   -              -              -     1,205,735
 Collective trust                                             -              -              -     3,952,455
 Registered investment companies                      2,344,359              -              -    11,155,404
 Common stock of the Employer's parent company                -      1,118,752              -     1,118,752
 Participant notes receivable                                 -              -    $ 1,351,417     1,351,417
                                                    -----------    -----------    -----------    ----------

   Total investments                                  2,344,359      1,118,752      1,351,417    18,847,088
                                                    -----------    -----------    -----------    ----------

Contributions receivable:
 Employer                                                16,851          5,849              -        70,183
 Participants                                            56,466          9,637              -       263,306
                                                    -----------    -----------    -----------    ----------
   Total contributions receivable                        73,317         15,486              -       333,489
                                                    -----------    -----------    -----------    ----------
     Total assets                                     2,418,290      1,134,256      1,351,417    19,561,057
                                                    -----------    -----------    -----------    ----------

                         LIABILITIES

Accrued liabilities                                         266            127              -         2,638
                                                    -----------    -----------    -----------    ----------
   Total liabilities                                        266            127              -         2,638
                                                    -----------    -----------    -----------    ----------
     Net assets available for benefits              $ 2,418,024    $ 1,134,129    $ 1,351,417   $19,558,419
                                                    -----------    -----------    -----------   -----------
                                                    -----------    -----------    -----------   -----------




                                        Continued

                       PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                 ---------------

9.   CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT TYPE:

During the year ended December 31, 1996, the changes in net assets available for benefits by participant-designated investment types were as follows:


                                                                     MODERATE     INTER-
                                                                       RISK      NATIONAL
                                            GUARANTEED   BALANCED    GROWTH      GROWTH
                                                FUND        FUND       FUND       FUND
                                             ---------   ---------   ---------  --------
Additions to net assets attributed to:
  Interest and dividend income               $ 243,767   $ 414,463   $ 693,522  $    85,929

  Net appreciation (depreciation) in
    fair value of investment funds              56,920     148,738     184,841      238,844

  Net depreciation in fair value of
    investment in stock of the
    Employer's parent company                        -           -           -           -
                                           ----------- ----------- ------------ -----------
                                               300,687     563,201     878,363      324,773
                                           ----------- ----------- -----------  -----------
  Contributions receivable:
     Employer                                  242,743     141,189     205,444      112,376
     Participants                              642,426     384,740     559,690      330,153
                                           ----------- ----------- -----------  -----------
       Total contributions                     885,169     525,929     765,134      442,529
  Transfers in from other plans                 61,083      14,808      57,735       32,463
                                           ----------------------  -----------  -----------
       Total additions                       1,246,939   1,103,938   1,701,232      799,765
                                           ------------  --------- -----------  -----------
  Deductions from net assets
   attributed to:
     Benefits paid to participants             489,249     240,124     292,973      164,327
                                           ------------ ---------- -----------  -----------
          Net increase (decrease)
           prior to
            interfund transfers                757,690     863,814   1,408,259      635,438

  Participant notes withdrawn                 (313,092)    (99,373)   (219,262)     (81,994)
  Loan repayments                              231,595     117,118     162,052       69,364
  Interfund transfers                         (384,578)    (13,546)    (47,849)      44,279
                                           ----------- ----------- -----------  -----------
          Net increase (decrease)              291,615     868,013   1,303,200      667,087
  Net assets available for benefits:
    Beginning of year                        5,336,817   3,519,802   4,219,717    1,578,513
                                           ----------- ----------- -----------  -----------
    End of year                            $ 5,628,432 $ 4,387,815 $ 5,522,917  $ 2,245,600
                                           ----------- ----------- -----------  -----------
                                           ----------- ----------- -----------  -----------

                                           AGGRESSIVE   PEGASUS
                                            GROWTH       STOCK     PARTICIPANT
                                             FUND        FUND        NOTES        TOTAL
                                           ---------    ------     ----------   -----------
Additions to net assets attributed to
  Interest and dividend income              $ 281,605    $   194    $ 130,105   $ 1,849,585

  Net appreciation (depreciation) in
    fair value of investment funds            (11,172)         -            -       618,171

  Net depreciation in fair value of
    investment in stock of the
    Employer's parent company                       -   (549,224)           -      (549,224)
                                           ----------  ---------  -----------   ------------
                                              270,433   (549,030)     130,105     1,918,532
                                           ----------  ---------  -----------   ------------
  Contributions receivable:
     Employer                                 197,814     56,049            -       955,615
     Participants                             583,534    147,227            -     2,647,770
                                           ----------  ---------  -----------   ------------
       Total contributions                    781,348    203,276            -     3,603,385
  Transfers in from other plans                57,955      5,797            -       229,841
                                           ----------  ---------  -----------   ------------
       Total additions                      1,109,736   (339,957)     130,105     5,751,758
                                           ----------  ---------  -----------   ------------
  Deductions from net assets
   attributed to:
     Benefits paid to participants            115,332     77,071      112,597     1,491,673
                                           ----------  ---------  -----------   ------------
          Net increase (decrease)
           prior to
            interfund transfers               994,404   (417,028)      17,508     4,260,085

  Participant notes withdrawn                (148,534)   (74,314)     936,569             -
  Loan repayments                             137,021     31,303     (748,453)            -
  Interfund transfers                         326,374     75,320            -             -
                                           ----------  ---------  -----------   ------------
          Net increase (decrease)           1,309,265   (384,719)     205,624     4,260,085
  Net assets available for benefits:
    Beginning of year                       2,418,024  1,134,129    1,351,417    19,558,419
                                          ----------- ---------- -----------    ------------
    End of year                           $ 3,727,289 $  749,410  $ 1,557,041   $23,818,504
                                          ----------- ----------- -----------   ------------
                                          ----------- ----------- -----------   ------------



                                    Continued
                                       14

                       PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                      -----------------

10.  RECONCILIATION TO FORM 5500:

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:


                                                                         1996               1995

     Net assets available for benefits per the
       financial statements                                        $  23,818,504        $ 19,558,419

     Amounts allocated to withdrawing participants                             -             (14,365)
                                                                   -------------        ------------
     Net assets available for benefits per the Form 5500           $  23,818,504        $ 19,544,054
                                                                   -------------        ------------
                                                                   -------------        ------------

     Similarly, the 1996 participants' withdrawals amount reflected in the statement of changes in net assets available for benefits is reconciled to Form 5500 as follows:

     Benefits paid to participants per the financial statements                           $  728,807
     Transfers out to other plans per the financial statements                               762,866
                                                                                        ------------
          Total deductions per the financial statements                                    1,491,673

     Add:  Amounts allocated to withdrawing participants at
           December 31, 1996                                                                       -

     Less:  Amounts allocated to withdrawing participants
            at December 31, 1995                                                             (14,365)

     Expenses related to disbursements                                                          (895)
                                                                                        ------------
          Benefits paid to participants per the Form 5500                               $  1,476,413
                                                                                        ------------
                                                                                        ------------

                       PEGASUS GOLD EMPLOYEE SAVINGS PLAN

           Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1996

                                 ---------------

-----  --------------------        ---------------------------------------------------------         ------------       ------------
       (b) IDENTITY OF

        ISSUER, BORROWER,
        LESSOR, OR SIMILAR     (c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY                                          (e) CURRENT
 (a)        PARTY                  DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE            (d) COST            VALUE
-----  --------------------    -------------------------------------------------------------         ------------       ------------
  *    Merrill Lynch               CMA Money Market Account (500,476 shares)                         $    497,663       $    500,476
                                                                                                     ------------       ------------
                                                                                                     ------------       ------------
       U.S. Government             COGR Series 1 (34,746 units, maturing 05/15/98; 8.16% per annum)        30,654             32,123

                                   Coupon Treasury Shares (various maturities and interest rates)         108,547            114,295

                                   Treasury Strips (maturing 5/15/97; various interest rates)             594,545            625,012
                                                                                                     ------------       ------------

                                                                                                          733,746            771,430
                                                                                                     ------------       ------------

  *    Merrill Lynch               Merrill Lynch Retirement Preservation Trust (4,741,323 units)        4,741,323          4,741,323
                                                                                                     ------------       ------------

       America Fund Group          Phoenix Income Fund of America (246,413 units)                       3,929,871          4,070,737

       Oppenheimer Funds           Oppenheimer Total Return Fund, Inc.(538,129 Class A shares)          5,114,445          5,257,520

       Franklin Templeton Group    Templeton Developing Markets Trust (34,691 shares)                     460,694            534,245

       Franklin Templeton Group    Templeton Foreign Fund (158,749 shares)                              1,479,026          1,644,640

       Delaware Group              Delaware Group Trend Fund (229,594 shares)                           3,645,552          3,636,767
                                                                                                     ------------       ------------

                                                                                                       14,629,588         15,143,909
                                                                                                     ------------       ------------

  *    Pegasus Gold Inc.           Common stock (96,830 shares; no par value)                           1,267,989            732,211
                                                                                                     ------------       ------------
  *    Pegasus Gold Employee      Participant notes (repayable over a term up to
            Savings Plan           five years at an interest rate of prime rate
                                       plus 2% per annum)                                               1,557,041          1,557,041
                                                                                                     ------------       ------------

                                                                                                     $ 22,929,687       $ 22,945,914
                                                                                                     ------------       ------------
                                                                                                     ------------       ------------

* Represents party in interest to Plan

                       PEGASUS GOLD EMPLOYEE SAVINGS PLAN

                 Line 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1996



                                  (b) DESCRIPTION OF ASSET
                                  (INCLUDE INTEREST RATE
  (a) IDENTITY OF                     AND MATURITY IN                          (c) PURCHASE          (d) SELLING         (e) LEASE
       PARTY INVOLVED                   CASE OF A LOAN)                             PRICE                 PRICE             RENTAL
------------------------      -------------------------------------------      -------------         -----------         ---------
Combined transactions:

   Merrill Lynch              Merrill Lynch Retirement Preservation Trust       $1,686,418                   -                   -

   Merrill Lynch              Merrill Lynch Retirement Preservation Trust                -            $897,549                   -

   America Fund Group         Phoenix Income Fund of America                       814,073

   America Fund Group         Phoenix Income Fund of America                             -             283,857                   -

   Oppenheimer Funds          Oppenheimer Total Return Fund                      1,736,034

   Oppenheimer Funds          Oppenheimer Total Return Fund                              -             568,882                   -

   Delaware Group             Delaware Group Trend Fund                          1,556,110

   Delaware Group             Delaware Group Trend Fund                                  -             252,542                   -

   Pegasus Gold               Participant loans: (repayable over a term
   Employee                    up to five years at an annual interest
   Savings Plan                rate of prime plus 2% per annum)

                              New loans                                            936,570                    -                   -

                              Loan Repayments                                            -             748,452                   -


                                                                     (h) CURRENT
                                 (f) EXPENSES                           VALUE OF            (i) NET
                                    INCURRED                            ASSET ON              GAIN
  (a) IDENTITY OF                    WITH           (g) COST           TRANSACTION             OR
   PARTY INVOLVED                 TRANSACTION       OF ASSET              DATE               (LOSS)
  ---------------                 -----------     ----------          ------------          ---------
Combined transactions:

   Merrill Lynch                       -          $1,686,418          $1,686,418                   -

   Merrill Lynch                       -             897,549             897,549                   -

   America Fund Group                                814,073             814,073                   -

   America Fund Group                  -             275,291             283,857              $8,566

   Oppenheimer Funds                               1,736,034           1,736,034                   -

   Oppenheimer Funds                   -             525,716             568,882              43,166

   Delaware Group                                  1,556,110           1,556,110                   -

   Delaware Group                      -             250,168             252,542               2,374

   Pegasus Gold
   Employee
   Savings Plan
                                       -             936,570             936,570                   -

                                       -             748,452             748,452                   -

                          PEGASUS GOLD EMPLOYEE SAVINGS PLAN
                            FORM 11-K - DECEMBER 31, 1996


                                      SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                        PEGASUS GOLD EMPLOYEE SAVINGS PLAN



Date: June 24, 1997     By:  /s/ Phillips S. Baker, Jr.
    ---------------          --------------------------
                             Phillips S. Baker, Jr.
                             Trustee
                             Pegasus Gold Employee Savings Plan